From the Desk of

Larry Pino, Esquire

November 14, 2019

Via Edgar and E-mail

Ms. Jennifer Gowetski

Senior Counsel

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Mail Stop 3233

Re:	Tuscan Gardens Senior Living Communities, Inc.

Amendment No. 4 to

Draft Offering Statement on Form 1-A

Submitted November 11, 2019

CIK No. 0001746666

Dear Ms. Gowetski,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Amendment No. 4 to its offering statement on Form 1-A, filed November 11, 2019 (“Offering Statement”).

As a result of our discussions with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) we are hereby withdrawing our November 12, 2019 request for the acceleration of the effective date of the Offering Statement (“Acceleration Request”) so that it may become effective at 4:00 p.m. Easter Standard Time on November 15, 2019 or as soon as practicable thereafter.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC